Exhibit 99.1

Locafy Announces First Trial Results from Preliminary Article Accelerator Implementation for U.S.-Based Media Publisher

Locafy Article Accelerator, Based on Locafy’s Keystone Technology, Displays Promising Results in First Round of Preliminary Trials

U.S.-Based Media Publisher Expects to Incorporate Product Across Network Roster

PERTH, Australia – November 28, 2023 – Locafy Limited (Nasdaq: LCFY, LCFYW) (“Locafy” or the “Company”), a globally recognized software-as-a-service technology company specializing in local search engine marketing, today announced trial results from its first technology implementations from its partnership with the U.S.-based media publisher previously announced on June 22, 2023.

Locafy Article Accelerator, a media publisher-specific product based on Locafy’s Keystone technology, specializes in rapidly increasing the prominence of advertorials within a recognized media brand in online search results for competitive keywords. Advertorials are articles in the format of a news or magazine article paid for by a business promoting its products or services. The U.S.-based media publisher, one of the largest in the U.S., implemented Article Accelerator for a series of trials across several online advertorials from the beginning of October 2023 to the middle of November 2023.

For media organizations, readership is a key metric in determining advertising value. These trials measured several key metrics, including impression and visitor counts, number of keywords for which articles ranked, and click-through-rate (CTR). After reviewing data taken directly from the client’s Google Search Console (GSC), Article Accelerator generated significant impacts within 30 days, including increases of up to 71% in both impression and visitor counts and up to a 193% increase in the volume of keywords for which the articles rank in Google search results, all while maintaining or growing CTR.

“Based on our successful initial trials, we believe that Article Accelerator has demonstrated that it can impact individual articles in highly competitive industries and markets,” said Locafy CEO Gavin Burnett. “Media organizations have traditionally generated millions in revenue from their clients paying to promote their businesses within a recognized online news or magazine brand. For these sellers hoping to compete in a saturated content market, harnessing a broad audience is critical to generating interest and driving growth.

“We believe that Locafy’s technology is crucial to this expansion – backed by Article Accelerator, media organizations will now be able to offer significantly amplified value to clients, expanding their potential customer bases. These initial trials have shown that our technology can increase article prominence in online search with impressive results compared to other available strategies for boosting Google search rankings. We believe that we’ve unlocked an immense and untapped market and are confident that we are primed to exploit this greenfield technology opportunity. We look forward to garnering a meaningful share of the market in the coming quarters.”

Locafy has reorganized its commercial and development teams during the past six months to enable the scalable production of Article Accelerator. In addition, Locafy has commenced trials with a second media partner with access to thousands of publishers, and the results to date have been promising.

For more information about Locafy’s technology, including educational blogs and case studies, please view Locafy’s investor relations website at investor.locafy.com.

About Locafy Limited

Founded in 2009, Locafy’s (Nasdaq: LCFY, LCFYW) mission is to revolutionize the US$700 billion SEO sector. Locafy helps businesses and brands increase search engine relevance and prominence in a specific proximity using a fast, easy, and automated approach. For more information, please visit www.locafy.com.

Forward-Looking Statements

This press release contains “forward-looking statements” that are subject to substantial risks and uncertainties. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release may be identified by the use of words such as “subject to”, “believe,” “anticipate,” “plan,” “expect,” “intend,” “estimate,” “project,” “may,” “will,” “should,” “would,” “could,” “can,” the negatives thereof, variations thereon and similar expressions, or by discussions of strategy, although not all forward-looking statements contain these words. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, they do involve assumptions, risks, and uncertainties, and these expectations may prove to be incorrect. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company’s periodic reports that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

Investor Contact:

Tom Colton or Chris Adusei-Poku

Gateway Investor Relations

949-574-3860

LCFY@gatewayir.com